           SUPPLEMENT TO THE OFFER TO PURCHASE DATED NOVEMBER 6, 1996

                              HC INVESTMENTS, INC.
                     AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
                                  HENKEL KGaA
           HAS INCREASED THE PRICE OF ITS OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                (INCLUDING ANY ASSOCIATED STOCK PURCHASE RIGHTS)
                                       OF
                              LOCTITE CORPORATION
                              AND IS NOW OFFERING
                              $61.00 NET PER SHARE

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
               NEW YORK CITY TIME, ON FRIDAY, DECEMBER 20, 1996,
                         UNLESS THE OFFER IS EXTENDED.
                            ------------------------

    THE BOARD OF DIRECTORS OF LOCTITE CORPORATION (THE "COMPANY") HAS UNANIMOUSLY (WITH THE HENKEL-NOMINATED DIRECTORS (AS DEFINED HEREIN) ABSTAINING) APPROVED THE OFFER AS AMENDED AND DETERMINED THAT THE OFFER AND THE MERGER (DESCRIBED BELOW) ARE IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS. THE BOARD RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.
                            ------------------------

    THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED (AND NOT WITHDRAWN) PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK ("SHARES") OF THE COMPANY THAT WOULD, WHEN AGGREGATED WITH THE SHARES ALREADY OWNED BY HC INVESTMENTS, INC. ("PURCHASER"), REPRESENT AT LEAST A MAJORITY OF ALL OUTSTANDING SHARES ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE. THE OFFER IS SUBJECT TO OTHER TERMS AND CONDITIONS. SEE THE INTRODUCTION AND "THE AMENDED OFFER--AMENDMENTS TO CERTAIN CONDITIONS OF THE OFFER."

    PURCHASER CURRENTLY OWNS 11,208,224 SHARES, REPRESENTING APPROXIMATELY 35.0% OF THE OUTSTANDING SHARES AND APPROXIMATELY 34.3% OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS.

    Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.
                            ------------------------

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:

                                ROTHSCHILD INC.

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (i) complete and sign one of the Letters of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such manually signed facsimile), or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or a manually signed facsimile thereof) or deliver such Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

    If a stockholder desires to tender Shares and such stockholder's certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the expiration of the Offer, such stockholder's tender may be effected by following the procedure for guaranteed delivery set forth in the Offer to Purchase.

DECEMBER 6, 1996

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
INTRODUCTION...............................................................................................           1

SPECIAL FACTORS............................................................................................           2
  Background to the Offer Since November 6, 1996...........................................................           2
  Fairness of the Offer....................................................................................           3
  Purpose of the Offer and the Merger......................................................................           4

THE AMENDED OFFER..........................................................................................          11
  Amended Terms of the Offer...............................................................................          11
  Procedure for Tendering Shares...........................................................................          11
  Price Range of the Shares; Dividends.....................................................................          12
  Certain Additional Information Concerning the Company....................................................          13
  Source and Amount of Funds...............................................................................          16
  Amendments to Certain Conditions of the Offer............................................................          16
  Miscellaneous............................................................................................          18

To the Holders of Common Stock
  of Loctite Corporation:

                                  INTRODUCTION

    The following information amends and supplements the Offer to Purchase, dated November 6, 1996 (the "OFFER TO PURCHASE"), of HC Investments, Inc., a Delaware corporation ("PURCHASER") and an indirect wholly-owned subsidiary of Henkel KGaA, a Kommanditgesellschaft auf Aktien (a partnership limited by shares) organized under the laws of the Federal Republic of Germany ("PARENT"). Purchaser is now offering to purchase all outstanding shares of Common Stock, par value $0.01 per share ("SHARES"), of Loctite Corporation, a Delaware corporation (the "COMPANY" or "LOCTITE"), including the associated common stock purchase rights (the "RIGHTS") issued pursuant to the Rights Agreement (the "RIGHTS AGREEMENT"), dated as of April 14, 1994, between the Company and The First National Bank of Boston, as Rights Agent, and all benefits that may inure to holders thereof, for a purchase price of $61.00 per share (the "OFFER PRICE"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and in the revised Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "OFFER"). Unless the context otherwise requires, all references to Shares shall include the associated Rights.

    Except as otherwise set forth in this Supplement and the revised Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the Letter of Transmittal remain applicable in all respects to the Offer and this Supplement should be read in conjunction with the Offer to Purchase. Capitalized terms used and not otherwise defined herein have the meaning ascribed to them in the Offer to Purchase. Procedures for tendering Shares are set forth in the sections entitled "THE TENDER OFFER--Procedure for Tendering Shares" of the Offer to Purchase and "THE AMENDED OFFER-- Procedure for Tendering Shares" herein.

    The Offer to Purchase, this Supplement and the related Letters of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

    THE BOARD OF DIRECTORS OF THE COMPANY (THE "LOCTITE BOARD") HAS UNANIMOUSLY (WITH THE HENKEL-NOMINATED DIRECTORS (AS DEFINED BELOW) ABSTAINING) APPROVED THE OFFER AS AMENDED AND DETERMINED THAT THE OFFER AND THE MERGER (AS DEFINED BELOW) ARE IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS. THE LOCTITE BOARD RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

    Purchaser, Parent and the Company have entered into an Agreement and Plan of Merger, dated as of December 5, 1996 (the "MERGER AGREEMENT"), providing for, among other things, (i) an increase in the price to be paid pursuant to the Offer from $57.75 per Share to $61.00 per Share, net to the seller in cash, (ii) the period the Offer is to remain open to be shortened to provide for the expiration of the Offer at 12:00 Midnight on Friday, December 20, 1996, (iii) the waiver of all conditions to the Offer related to potential divestitures of businesses under any antitrust laws and (iv) following consummation of the Offer, on the terms and subject to the conditions set forth in the Merger Agreement, the merger of a newly formed wholly-owned subsidiary of Purchaser with and into the Company (the "MERGER"). In the Merger each outstanding Share (other than Shares owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent, Shares held in the treasury of the Company and Shares held by stockholders of the Company who properly exercise their appraisal rights under the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL")) will be converted into the right to receive $61.00 per Share in cash. See "SPECIAL FACTORS--Purpose of the Offer and the Merger" and "THE AMENDED OFFER--Amended Terms of the Offer" herein.

    MINIMUM TENDER CONDITION. THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED (AND NOT WITHDRAWN) PRIOR TO THE EXPIRATION DATE THAT NUMBER OF SHARES THAT WOULD, WHEN AGGREGATED WITH THE SHARES ALREADY OWNED BY PURCHASER, REPRESENT AT LEAST A MAJORITY OF ALL OUTSTANDING

SHARES ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE (THE "MINIMUM TENDER CONDITION").

    Based upon representations and warranties of the Company contained in the Merger Agreement, as of October 31, 1996, there were 32,041,559 Shares issued and outstanding and 611,206 Shares reserved for issuance upon exercise of outstanding employee stock options. Based on the foregoing and assuming no subsequent issuance or repurchase of Shares, Purchaser believes that the number of Shares outstanding on a fully diluted basis (the "FULLY DILUTED SHARES") is 32,652,765. The percentages of Shares used herein are based on the information contained in the Merger Agreement.

    Purchaser owns 11,208,224 shares, representing approximately 35.0% of the outstanding shares and approximately 34.3% of the Fully Diluted Shares. Accordingly, the Minimum Tender Condition will be satisfied if at least 5,118,159 Shares are validly tendered and not withdrawn prior to the Expiration Date (defined herein).

    THE OFFER IS NO LONGER SUBJECT TO THE RIGHTS CONDITION DESCRIBED IN THE OFFER TO PURCHASE. THE OFFER REMAINS SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS DESCRIBED HEREIN IN ADDITION TO THE MINIMUM TENDER CONDITION. SEE "THE AMENDED OFFER--AMENDMENTS TO CERTAIN CONDITIONS OF THE OFFER."

    The only vote that may be necessary to approve the Merger Agreement and the Merger is the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon. Accordingly, if the Minimum Tender Condition is satisfied Purchaser would be able to cast sufficient votes to approve the Merger Agreement and the Merger without the affirmative vote of any other stockholder. In the event that Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Purchaser would be able to effect the Merger pursuant to the short-form merger provisions of the DGCL, without prior notice to or any action by any other stockholder of the Company and Purchaser intends to do so under such circumstances as soon as practicable in 1997.

                                SPECIAL FACTORS

BACKGROUND TO THE OFFER SINCE NOVEMBER 6, 1996

    The discussion set forth in the section entitled "SPECIAL
FACTORS--Background to the Offer" of the Offer to Purchase is hereby amended and supplemented as follows:

    Purchaser commenced the Offer on Wednesday, November 6, 1996. On November 15, 1996, in response to a request from legal counsel to the Special Committee, Purchaser and Parent delivered to the Special Committee copies of reports prepared for Parent by its financial advisor Rothschild Inc. dated August 1996, September 1996 and October 4, 1996. On November 18, 1996, the Company announced that the Special Committee had unanimously determined that the offer price of $57.75 was inadequate and recommended that the stockholders reject the Offer. The Company also announced that the Special Committee had determined to seek to sell the Company at a price that fully reflects its value.

    On November 19, 1996, Dieter Winkhaus, President and Chief Executive Officer of Parent, sent the members of the Special Committee a letter reiterating Parent's desire to enter into a negotiated transaction and requesting that Parent be furnished with the same information provided to any other interested parties.

    The waiting period under the HSR Act applicable to the Offer expired at 11:59 eastern time on Friday, November 22, 1996.

    On November 26, 1996, representatives of Parent and Purchaser and Parent's financial and legal advisors met with representatives of the Company and the Company's financial advisors. Parent and Purchaser were provided with certain information, including projections, regarding the Company that had been gathered or prepared by the Company for the purpose of its being provided to potential acquirors of the Company. For a more detailed discussion of the projections provided to Parent, see "THE AMENDED OFFER--Certain Information Concerning the Company."

    On Wednesday, November 27, 1996, Parent received from Loctite guidelines for the submission of a bid to acquire the Company together with a preliminary draft of the Merger Agreement (the "BID PACKAGE").

    On Wednesday, December 4, 1996, Parent submitted a bid to the Special Committee. In its bid, Parent proposed increasing the Offer Price to $61.00 per Share and provided the Company with comments on the preliminary draft of the Merger Agreement that had been included in the Bid Package.

    On December 4 and 5, 1996, negotiations took place between representatives of Parent and the Company concerning the terms of Parent's proposal. On December 5, 1996, the Loctite Board unanimously (except for Roman Dohr, Christoph Henkel and Jochen Krautter (the "HENKEL-NOMINATED DIRECTORS"), who abstained) duly adopted the Merger Agreement, including the Plan of Merger contained therein, approved the Offer and the Merger, determined that the Offer and the Merger are in the best interests of the stockholders of the Company, and recommended that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. Following such approval by the Loctite Board, Parent, Purchaser and the Company executed and delivered the Merger Agreement. On December 5, 1996, the Company and Parent jointly issued a press release announcing the execution of the Merger Agreement, increasing the Offer Price to $61.00 per Share and shortening the Offer.

FAIRNESS OF THE OFFER

    The discussion set forth in the section entitled "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is hereby amended and supplemented as follows:

    Purchaser and Parent continue to believe that the Offer is fair to the Public Stockholders. In addition to considering the factors described in the section entitled "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase, and the fact that the Offer Price is higher than the price being offered at the time those factors were initially considered, in making this determination, Purchaser and Parent have also considered the following additional factors: (i) the Loctite Board has received an opinion (the "DILLON READ OPINION") from Dillon, Read & Co. Inc., financial advisor to the Special Committee, that the Offer Price is fair, from a financial point of view, to the Public Stockholders; (ii) the Offer is being made pursuant to a negotiated transaction with the Company and resulted from a process designed by the Special Committee to produce the best transaction for the Public Stockholders; and (iii) none of the Henkel-Nominated Directors is a member of the Special Committee or participated in the vote of the Loctite Board concerning the Offer or the Merger. Purchaser and Parent did not find it practicable to, and did not, assign specific relative weights to any of the factors considered in reaching their opinion as to the fairness of the Offer.

    Except as described herein and in the Offer to Purchase, neither Purchaser nor Parent has obtained, or sought to obtain, any report, opinion or appraisal from an outside party, including, without limitation, an investment banker's opinion as to the fairness of the Offer to the Public Stockholders. The Offer is conditioned upon, among other things, satisfaction of the Minimum Tender Condition, but is not conditioned upon there being tendered a majority of the Shares not owned by Purchaser or otherwise upon the approval of holders of a majority of the Shares not owned by Purchaser. See the section entitled "SPECIAL FACTORS -- Background to the Offer" of the Offer to Purchase.

PURPOSE OF THE OFFER AND THE MERGER

    The discussion set forth in the section entitled "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company After the Offer" of the Offer to Purchase is hereby amended and supplemented as follows:

    The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all Shares not beneficially owned by Parent or Purchaser following consummation of the Offer.

    On December 5, 1996, Parent, Purchaser and the Company entered into the Merger Agreement, pursuant to which, among other things, the parties have expressed their intention that the Merger will be effected as promptly as practicable in 1997. Pursuant to the Merger Agreement, Purchaser has amended the Offer to provide for the terms and conditions set forth herein. Set forth below is a summary of the material provisions of the Merger Agreement. The full text of the Merger Agreement has been filed as exhibit (c)(6) to Amendment No. 8 to the Schedule 14D-1 and is incorporated herein by reference. Such exhibit should be available for inspection and copies should be obtainable in the manner set forth below under "THE AMENDED OFFER--Certain Information Concerning the Company." The summary contained herein is qualified in its entirety by such reference.

THE MERGER AGREEMENT

    THE OFFER. The Merger Agreement provides that, as promptly as practicable following the execution thereof, Parent and Purchaser will amend the Offer to provide (a) for a purchase price per Share (including the associated Rights) of $61.00, (b) for the period the Offer is to remain open to be shortened to provide for the expiration of the Offer at 12:00 Midnight on Friday, December 20, 1996 and (c) for the consummation of the Offer to be subject only to the conditions set forth in the section of this Supplement entitled "THE AMENDED OFFER--Amendments to Certain Conditions of the Offer" below. The Merger Agreement further provides that without the prior written consent of the Company, neither Parent nor Purchaser shall (i) change or waive the Minimum Tender Condition, (ii) reduce the number of Shares subject to the Offer, (iii) reduce the price per Share to be paid pursuant to the Offer, (iv) extend the Offer if all of the Offer Conditions (as defined in the Merger Agreement) have been satisfied or waived, (v) change the form of consideration payable in the Offer, (vi) amend, modify, or add to the Offer Conditions (provided, that Parent or Purchaser in its sole discretion may waive any such conditions other than the Minimum Tender Condition) or (vii) amend any other term of the Offer in a manner adverse to the holders of the Shares. Notwithstanding the foregoing, Parent and Purchaser may, without the consent of the Company, (A) extend the Offer, if at the scheduled expiration date of the Offer any of the Offer Conditions shall not have been satisfied or waived, until such time as such conditions are satisfied or waived, (B) extend the Offer for any period required by any statute, rule, regulation, interpretation or position of the Commission or any other governmental authority or agency (domestic, foreign or supranational) applicable to the Offer, and (C) extend the Offer for any reason on one or more occasions for an aggregate of not more than fifteen business days beyond the latest expiration date that would otherwise be permitted under clauses (A) and (B) of this sentence; and, if at any scheduled expiration date of the Offer any of the Offer Conditions have not been satisfied or waived by Parent or Purchaser but are capable of being satisfied in the reasonable opinion of Parent and Purchaser, on the written request of the Company, Purchaser shall from time to time extend the Offer for up to twenty business days in the aggregate from the originally scheduled expiration date thereof.

    THE MERGER. The Merger Agreement provides that, following the consummation of the Offer, a newly formed, direct, wholly-owned subsidiary of Purchaser ("MERGER SUB") shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger and shall continue as a wholly owned subsidiary of Purchaser under the name "Loctite Corporation." At the time the Merger is effective (the "EFFECTIVE TIME"), each

Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the Company's treasury or owned by Parent, Purchaser, Merger Sub or any other wholly-owned Subsidiary (as defined in the Merger Agreement) of Parent or the Company or Shares which are held by stockholders exercising appraisal rights pursuant to Section 262 of the DGCL) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $61.00 or such greater amount which may be paid pursuant to the Offer.

    For a description of certain dissenters' rights available to stockholders upon consummation of the Merger, see the section entitled "SPECIAL FACTORS--Appraisal Rights" of the Offer to Purchase.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains representations and warranties by the Company with respect to, among other things, its organization, its capitalization, its authority to enter into the Merger Agreement (and all other agreements and documents contemplated thereby), its filings with the Commission and its financial statements, the absence of certain changes in its business, the information supplied by the Company in connection with the Offer, the Company's employee benefit plans and other compensation arrangements, the absence of certain litigation with respect to the Company, compliance by the Company with applicable law, environmental matters relating to the Company, tax matters relating to the Company and the receipt of the Dillon Read Opinion.

    The Merger Agreement also contains representations and warranties by Parent and Purchaser with respect to, among other things, their organization, their authority to enter into the Merger Agreement (and all other agreements and documents contemplated thereby), their compliance with applicable law and their ability to finance the purchase of the Shares.

    PROHIBITION ON SOLICITATION. Pursuant to the Merger Agreement, the Company has agreed that prior to the Effective Time, (a) neither it nor any of its Subsidiaries shall, and each of them shall not knowingly permit any of its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) to, solicit or encourage, directly or indirectly, any inquiries, any proposal or offer with respect to any Acquisition Transaction (as defined below) (any such proposal or offer being referred to in the Merger Agreement as an "ACQUISITION PROPOSAL") or engage in any negotiations concerning an Acquisition Proposal; and (b) it will immediately cease and cause to be terminated any existing negotiations with any parties with respect to any of the foregoing; PROVIDED, that nothing contained in the Merger Agreement shall prevent the Company or the Loctite Board from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal; or
(B) providing information to or engaging in any negotiations or discussions with any person or entity who has made an unsolicited bona fide Acquisition Proposal that involves an Acquisition Transaction that the Loctite Board in good faith determines, with the assistance of its financial advisor, represents a superior transaction for the stockholders of the Company when compared to the Offer and the Merger, if and only to the extent that the Loctite Board reasonably determines, after consultation with, and taking into account the advice of, outside legal counsel, that the failure to do so would be inconsistent with its fiduciary obligations. The Company has agreed that it will promptly notify Parent and Purchaser if any such information is requested from it or any such negotiations or discussions are sought to be initiated with the Company and will promptly communicate to Parent and Purchaser the terms of any proposal or inquiry and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction. Except to the extent that the Loctite Board reasonably determines, after consultation with, and taking into account the advice of, outside legal counsel, that the failure to take such action would be inconsistent with the compliance by the Loctite Board with its fiduciary duties to the stockholders of the Company, the Company agrees not to release any third party from any confidentiality or standstill agreement to which the Company is a party without Parent's prior written consent and to take all steps deemed necessary or appropriate by Parent to enforce to the fullest extent possible all such agreements. For purposes of the Merger Agreement, "Acquisition Transaction" means any tender offer or exchange offer, any merger, consolidation, liquidation, dissolution, recapitalization, reorganization or other business combination, any acquisition, sale or other disposition of all or a substantial portion of the assets or securities of the Company or any similar transaction involving the Company, its securities or any of its "significant subsidiaries" (as defined under Rule 405 promulgated by the Commission under the Securities Act) or divisions.

    COVENANTS OF THE COMPANY. In the Merger Agreement, the Company has agreed that, among other things, during the period from the date of the Merger Agreement to the Effective Time, the Company (a) shall, and shall cause its Subsidiaries to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as previously conducted; (b) shall use its reasonable efforts, and shall cause each of its Subsidiaries to use its reasonable efforts, to preserve intact its business organizations and goodwill, keep available the services of its respective officers and employees and maintain satisfactory relationships with those persons having business relationships with it; (c) shall confer on a regular basis with Parent to report on operational matters of materiality and any proposals to engage in material transactions; (d) shall not amend its Certificate of Incorporation or By-Laws;
(e) shall promptly make available to Parent true and correct copies of any report, statement or schedule filed with the Commission subsequent to the date of the Merger Agreement; (f) shall not and shall not permit any of its Subsidiaries to (i) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date hereof and disclosed pursuant to the Merger Agreement, issue any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date hereof, (ii) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock, other than employee stock options, stock benefits and stock purchases under any stock option, stock benefit or stock purchase plan existing on the date hereof, provided that the aggregate amount of employee stock options granted pursuant to such employee stock option plans shall not exceed the number of options granted during such period in the prior year, (iii) increase any compensation or enter into or amend any employment agreement with any of its present or future employees, officers or directors, except for normal increases consistent with past practice and the payment of cash bonuses to officers pursuant to and consistent with existing plan or programs, or (iv) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans; (g) shall not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or
(ii) redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries, or make any commitment for any such action; (h) shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries) which are material, individually or in the aggregate, except in the ordinary course of business; (i) shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization division thereof or otherwise acquire or agree to acquire any assets or securities in each case which are material, individually or in the aggregate; (j) shall not, and shall not permit any of its Subsidiaries to, incur or become contingently liable with respect to any material indebtedness for borrowed money or guarantee any such indebtedness; and (k) except as may be required as a result of a change in law or in generally accepted accounting principals, change any of the accounting principles or practices used by it.

    SHAREHOLDER APPROVAL; PREPARATION OF PROXY STATEMENT. The Merger Agreement provides that unless the Merger is consummated in accordance with Section 253 of the DGCL, and subject to applicable law, the Company shall prepare proxy materials and file such materials and cause them to be mailed to the Company's stockholders at the earliest practicable date and to hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of adopting the agreement of merger (within the meaning of Section 251 of the DGCL) set forth in the Merger Agreement. The Merger Agreement further provides that if Purchaser shall acquire at least 90 percent of the outstanding Shares, each of Parent, Purchaser, Merger Sub and the Company shall take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable in 1997, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

    ACCESS TO INFORMATION. Pursuant to the Merger Agreement, from the date of the Merger Agreement to the Effective Time, the Company shall allow all designated officers, attorneys, accountants and other representatives of Parent access at all reasonable times to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs, of the Company and its Subsidiaries.

    COSTS AND EXPENSES. The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

    TERMINATION FEE. Under the Merger Agreement, the Company will pay to Parent a fee of $40 million (the "TERMINATION FEE"), in immediately available funds, if the Merger Agreement is terminated (1) pursuant to the provisions described in clause (a)(i),(d)(iii) or (d)(iv) under "Termination" below or (2) pursuant to any provision described in clause (a) or (b)(i) or any other provision of described in clause (c)(ii) or (d) under "Termination" below (regardless of whether such termination is by Parent or the Company) and (in the case of clause
(2) only) either (y) prior to such termination an Acquisition Proposal shall have been received by the Company or (z) prior to such termination the Offer shall have expired without the purchase of any Shares by Purchaser pursuant thereto and within twelve months from the date of such expiration an Acquisition Event (as such term is defined below) other than with Parent or Purchaser or any of their affiliates shall have occurred. The Termination Fee shall be payable at the time of termination if such fee becomes payable pursuant to clause (1) or clause (2)(y) above, or on the second business day following the occurrence of the Acquisition Event if such fee becomes payable in the circumstances described in clause (2)(z) above. As used in the Merger Agreement, "Acquisition Event" shall mean the consummation of any (i) Acquisition Transaction or (ii) series of transactions that results in any person, entity or "group" (other than Parent or Purchaser or any of their affiliates) acquiring more than 50% of the outstanding Shares or assets of the Company (through any open market purchases, merger, consolidation, recapitalization reorganization or other business combination).

    INDEMNIFICATION AND INSURANCE. In the Merger Agreement (a) Parent has agreed that all rights to indemnification existing in favor of the present or former directors, officers, employees, fiduciaries and agents (individually, an "INDEMNIFIED PARTY" and, collectively, the "INDEMNIFIED PARTIES") of the Company or any of its Subsidiaries or divisions as provided in the Company's Certificate of Incorporation or By-Laws or pursuant to other agreements, or the articles of incorporation, by-laws or similar documents of any of the Company's Subsidiaries shall continue in full force and effect for a period of not less than the statutes of limitations applicable to such matters and that the payment thereof will be guaranteed by Parent; (b) Parent shall cause the Surviving Corporation to keep in effect provisions in its Certificate of Incorporation and By-Laws providing for exculpation of director and officer liability and indemnification of the Indemnified Parties to the same extent as are currently contained in the Certificate of Incorporation and By-Laws of the Company; and (c) for a period of three years after the Effective Time, Parent shall cause the Surviving Corporation to maintain officers' and directors' liability insurance covering the Indemnified Parties who are currently covered, in their capacities as officers and directors, by the Company's existing officers' and directors' liability insurance policies on terms substantially no less advantageous to the Indemnified Parties than such existing insurance; PROVIDED, HOWEVER, that the Surviving Corporation shall not be required in order to maintain or procure such coverage to pay an annual premium in excess of two times the current annual premium paid by the Company for its existing coverage.

    NOTIFICATION. The Merger Agreement provides that each party shall give prompt notice to the other parties of (a) the occurrence or failure to occur of any event, which occurrence or failure would be likely to cause any representation or warranty on its part obtained in the Merger Agreement to be untrue or inaccurate at any time from the date hereof to the Effective Time, and
(b) any material failure of the party,
or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it thereunder.

    BOARD OF DIRECTORS; CORPORATE GOVERNANCE. The Merger Agreement provides that (a) the directors of Merger Sub immediately prior to the effectiveness of the Merger shall be the directors of the Surviving Corporation as of the effectiveness of the Merger; and (b) the officers of the Company immediately prior to the effectiveness of the Merger shall be the officers of the Surviving Corporation as of the effectiveness of the Merger. If, immediately following the consummation of the Amended Offer, Purchaser and Merger Sub are unable to cause the Merger to be effected pursuant to Section 253 of the DGCL, promptly upon the purchase by Purchaser pursuant to the Offer of such number of Shares which, when added to Shares currently owned by Purchaser, represent at least a majority of the outstanding Shares, and from time to time thereafter, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as will give Purchaser representation on the Company's Board of Directors equal to the product of the number of directors on the Company's Board of Directors and the percentage that the number of Shares held by Purchaser bears to the number of Shares outstanding, and the Company will, upon request by Purchaser, promptly increase the size of the Company Board or use its best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will cause Purchaser's designees to be so elected.

    CORPORATE HEADQUARTERS. The Merger Agreement provides that the corporate headquarters of the Company shall be the corporate headquarters of the Surviving Corporation for a period of at least two years following the date the Merger is effective.

    CERTAIN BENEFITS. The Merger Agreement provides that (a) from and after the time the Merger is effective, subject to applicable law, and except as contemplated thereby with respect to the Company's stock option plans, Parent and its Subsidiaries will honor in accordance with their terms, the Executive Retention Agreements (as described in the Company Reports (as defined in the Merger Agreement)) between the Company or its Subsidiaries and certain employees thereof, and all the Company Benefit Plans (as defined in the Merger Agreement);
(b) for a period of not less than one year following the time the Merger is effective, subject to applicable law, Parent and its Subsidiaries will provide benefits or cash compensation in lieu thereof (with the exception of stock based plans) to the employees of the Company and its Subsidiaries which will, in the aggregate, be no less favorable than those provided by the Company and its Subsidiaries to their employees immediately prior to the time the Merger is effective; and (c) Parent agrees to employ or cause to be employed at the Effective Time all employees of the Company and its Subsidiaries on terms consistent with the Company's current employment practices and at comparable levels of compensation and positions; PROVIDED FURTHER that for a period of three years following the Effective Time, any reductions in workforce in respect of employees of Parent and the Surviving Corporation shall be made on a fair and equitable basis, without regard to whether employment was with Parent or the Company or their respective Subsidiaries, and any employee whose employment is terminated or job is eliminated by Parent or any of its Subsidiaries during such period shall be entitled to participate on a fair and equitable basis in the job opportunity and employment placement programs offered by Parent or any of its Subsidiaries.

    RIGHTS AGREEMENT. The Merger Agreement provides that the Company shall maintain in effect all actions previously taken, and take any additional actions (including, if necessary, amending or terminating the Rights Agreement) necessary, to (i) render the Rights Agreement inapplicable with respect to the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement and (ii) ensure that (x) none of Parent, Purchaser or Merger Sub or any of their Affiliates or Associates (each as defined in the Rights Agreement) is or will be considered to be an Acquiring Person (as defined in the Rights Agreement) and (y) none of a Distribution Date, Triggering Event or Shares Acquisition Date (each as defined in the Rights Agreement) occurs or shall occur by reason of the announcement or consummation of the Offer, the Merger or the execution or delivery of the Merger Agreement or the consummation of any of the other transactions contemplated by the Merger Agreement.

    CONDITIONS. The Merger Agreement provides that the respective obligation of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) if such approval of the Merger is required by applicable law, the Merger Agreement and the transactions contemplated thereby shall have been approved by the holders of the issued and outstanding Shares in the manner required by the Company's Certificate of Incorporation and By-Laws and by applicable law; provided that Parent and Purchaser shall vote all of their Shares in favor of the Merger; (b) the waiting period applicable to the consummation of the Merger under the HSR Act or any other law (domestic or foreign) applicable to the Merger shall have expired or been terminated and all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body shall have been obtained or made; (c) neither of the parties to the Merger Agreement shall be subject to any statute, rule, regulation, executive order, judgment decree or injunction enacted, entered, issued, promulgated or enforced by any court of competent jurisdiction or governmental authority which prohibits or restricts the consummation of the transactions contemplated by the Merger Agreement or makes such consummation illegal or otherwise restricts Parent's or Purchaser's exercise of full rights to own and operate the Company; and (d) Parent shall have purchased Shares pursuant to the Offer.

    TERMINATION. The Merger Agreement provides that it (a) may be terminated and the Offer and Merger may be abandoned by the mutual consent of Parent and the Company; (b) may be terminated and the Offer and the Merger may be abandoned at any time prior to the time the Merger is effective, before or after the approval of the Merger Agreement by the holders of Shares, by action of the Board of Directors of Parent or of the Company if (i) the Merger shall not have been consummated by June 30, 1997 or (ii) any court of competent jurisdiction any other governmental, regulatory or administrative agency, body or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; PROVIDED, HOWEVER, that the party seeking to terminate the Merger Agreement pursuant to this clause (b)(ii) shall have used all reasonable efforts to remove such injunction, order or decree; PROVIDED, FURTHER, the right to terminate the Merger Agreement pursuant to clause (b)(i) above, shall not be available to any party whose failure to perform or observe in any material respect any of its obligations under the Merger Agreement in any manner shall have been the cause of, or resulted in, the failure of the Merger to occur on or before such date; (c) may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, before or after the adoption and approval by the holders of Shares, by action of the Loctite Board if (i) the Loctite Board reasonably determines, after consultation with, and taking into account the advice of, outside legal counsel, that proceeding with the transactions contemplated by the Merger Agreement would be inconsistent with its fiduciary obligations by reason of an Acquisition Proposal for the Company, or (ii) Parent or Purchaser shall have terminated or withdrawn the Offer or amended the Offer in any manner not expressly permitted by the Merger Agreement, or (iii) there has been a breach by Parent or Purchaser of any representation or warranty contained in the Merger Agreement which breach (x) is not curable, or, if curable, is not cured within 30 days after written notice of said breach is given by the Company to Parent and (y) would have a Parent Material Adverse Effect (as defined in the Merger Agreement), or (iv) there has been a material breach of or failure to comply with any of the covenants or agreements set forth in the Merger Agreement on the part of Parent or Purchaser, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to Parent; PROVIDED, HOWEVER, that the right to terminate the Merger Agreement pursuant to sub-section (c)(iii) or (iv) above shall not be available to the Company if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement; or (d) until any Shares have been purchased pursuant to the Offer, may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the holders of Shares, by action of the Board of Directors of Parent if (i) there has been a breach by the Company of any representation or warranty contained in the Merger Agreement which breach (x) is not curable, or, if curable, is not cured within 30 days after written notice of said breach is given by Parent to the Company and (y) would have a Company Material Adverse Effect (as defined in the Merger Agreement), or (ii) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of the Company, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company, or (iii) the Loctite Board or the Special Committee shall have withdrawn or modified in a manner adverse to Parent or Purchaser its authorization approval or recommendation of the transactions contemplated by the Merger Agreement or recommended another Acquisition Proposal for the Company; or shall have resolved to do any of the foregoing or (iv) if the Company or any of its Subsidiaries (or the Loctite Board or any committee thereof) shall have approved, recommended, authorized, proposed, publicly announced its intention to enter into an Acquisition Transaction (other than the Offer and the Merger) or filed a Schedule 14D-9 not opposing any tender offer by a party other than Parent or Purchaser or any of their affiliates; PROVIDED, HOWEVER, that the right to terminate the Merger Agreement pursuant to sub-section (d)(i) or (ii) above shall not be available to Parent if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement.

    AMENDMENT. The Merger Agreement provides that it may be amended by the parties thereto, by action taken or authorized by their respective Boards of Directors, PROVIDED, HOWEVER, that after any approval of the Merger Agreement by the stockholders of the Company, no amendment will be made to the Merger Agreement which by law requires further approval by such stockholders without such further approval.

                               THE AMENDED OFFER

AMENDED TERMS OF THE OFFER

    The terms of the Offer set forth under the section entitled "THE TENDER OFFER--Terms of the Offer" of the Offer to Purchase are hereby amended and supplemented as follows:

    The price to be paid for Shares purchased pursuant to the Offer has been increased from $57.75 to $61.00 per Share, net to the seller in cash, without interest thereon. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will promptly after the Expiration Date accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with the section entitled "THE TENDER OFFER--Withdrawal Rights" of the Offer to Purchase. All stockholders whose Shares are tendered and purchased pursuant to the Offer (including those Shares tendered prior to the date hereof) will receive the increased price. The Merger Agreement provides that, without the prior consent of the Company, the consideration of $61.00 may not be decreased.

    THE EXPIRATION DATE OF THE OFFER HAS BEEN SHORTENED AND THE OFFER WILL NOW EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, DECEMBER 20, 1996, unless and until Purchaser extends the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire. The Merger Agreement provides that Purchaser may extend the Offer under certain circumstances. See "SPECIAL FACTORS--Purpose of the Offer and the Merger." Shares tendered pursuant to the Offer may be withdrawn in the manner set forth in the section entitled "THE TENDER OFFER--Withdrawal Rights" of the Offer to Purchase at any time unless theretofore accepted for payment as provided in the Offer.

    The waiting period applicable to the Offer under the HSR Act expired at 11:59 p.m. eastern time on Friday, November 22, 1996. The conditions contained in the section entitled "THE TENDER OFFER-- Certain Conditions of the Offer" of the Offer to Purchase have been amended. See "THE AMENDED OFFER--Amendments to Certain Conditions of the Offer."

PROCEDURE FOR TENDERING SHARES

    The procedures for tendering Shares set forth in the section entitled "THE TENDER OFFER-- Procedure for Tendering Shares" of the Offer to Purchase are amended and supplemented as follows:

    Tendering stockholders may continue to use the original BLUE Letter of Transmittal and the original GREY Notice of Guaranteed Delivery previously circulated with the Offer to Purchase or may use the revised PINK Letter of Transmittal and the revised YELLOW Notice of Guaranteed Delivery circulated with this Supplement. Although the BLUE Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless receive the increased Offer price of $61.00 per Share for each Share validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer, subject to the conditions of the Offer.

    In the Merger Agreement, the Company represented, among other things, that it has taken or will take any necessary action to (i) render the Rights inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (ii) ensure that a Distribution Date (as defined in the Rights Agreement) does not occur by reason of the announcement or consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. Accordingly, Rights will continue to be evidenced by the certificates for Shares. Unless separate certificates for Rights are issued, a tender of Shares will also constitute a tender of associated Rights.

    STOCKHOLDERS WHO PREVIOUSLY TENDERED THEIR SHARES PURSUANT TO THE OFFER ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE INCREASED PRICE OF $61.00 PER SHARE, EXCEPT AS MAY BE REQUIRED BY THE PROCEDURE FOR GUARANTEED DELIVERY IF SUCH PROCEDURE WAS UTILIZED.

    See the section entitled "THE TENDER OFFER--Withdrawal Rights" of the Offer to Purchase for the procedures for withdrawing Shares tendered pursuant to the Offer.

PRICE RANGE OF THE SHARES; DIVIDENDS

    The discussion set forth in the section entitled "THE TENDER OFFER--Price Range of the Shares; Dividends" of the Offer to Purchase is hereby amended and supplemented as follows:

    The Shares are traded on the New York Stock Exchange, Inc. (the "NYSE") and the Pacific Stock Exchange Incorporated (the "PSE") under the symbol LOC. The range of the high and low sales prices for the Shares and dividends paid per Share for each of the fiscal quarters indicated is set forth below.

                                                                                                   DIVIDEND
                                                                                                     PAID
                                                                             HIGH        LOW       PER SHARE
                                                                           ---------  ---------  -------------
1994
        First Quarter....................................................  $      44  $      35    $    0.20
        Second Quarter...................................................     45 1/2     39 1/4         0.20
        Third Quarter....................................................     45 7/8     41 1/4         0.21
        Fourth Quarter...................................................     46 3/4     41 7/8         0.21
1995
        First Quarter....................................................  $  48 7/8  $  44 3/8    $    0.21
        Second Quarter...................................................     50 7/8     45 1/2         0.25
        Third Quarter....................................................     49 1/4     43 3/8         0.25
        Fourth Quarter...................................................     49 3/4     45 1/8         0.25
1996
        First Quarter....................................................  $  53 3/4  $  47 1/8    $    0.25
        Second Quarter...................................................     51 3/4     45 5/8         0.30
        Third Quarter....................................................         47     42 1/4         0.30
        Fourth Quarter through December 5, 1996..........................     60 7/8     44 1/4         0.30

    On October 25, 1996, the last full trading day before Purchaser announced its consideration of a change in its position as a minority investor, including the possibility of the commencement of the Offer, the last reported sale price of the Shares on the NYSE was $46 1/4 per share. On November 5, 1996, the last full trading day before the first public announcement of the Offer, the last reported sale price of the Shares on the NYSE was $57 7/8 per Share.

    From November 6, 1996, the date of commencement of the Offer, through December 4, 1996, the last full trading day prior to the announcement by Parent and the Company of the increased price to be paid pursuant to the Offer and the execution of the Merger Agreement, the high and low reported sales prices of the Shares on the NYSE were $60 7/8 and $58 1/2 , respectively. On December 4, 1996, the last full trading day prior to announcement of the increased price to be paid pursuant to the Offer and the execution of the Merger Agreement, the reported closing price of the Shares on the NYSE was $60 3/8 per Share.

    STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

CERTAIN ADDITIONAL INFORMATION CONCERNING THE COMPANY

    The information concerning the Company set forth in the Section entitled "THE TENDER OFFER--Certain Information Concerning the Company" is hereby supplemented and amended as follows:

    Except as otherwise set forth herein, the information concerning the Company contained in this Supplement, including financial information, has been taken from or based upon publicly available documents on file with the Commission and other public sources.

    Set forth below is a summary of certain selected financial information with respect to the Company for the nine months ended September 30, 1996 and September 30, 1995, and for the years ended December 31, 1995 and 1994. The September 30, 1996 and September 30, 1995 income statement data was excerpted from the Company's Form 10-Q for the Quarterly Period ended September 30, 1996 (the "COMPANY'S SEPTEMBER 10-Q") and the September 30, 1996 and September 30, 1995 balance sheet information was excerpted from the Company's September 10-Q and the Company's Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 1995, respectively. The December 31, 1995 and 1994 information was excerpted from the Company's Form 10-K. More comprehensive financial information is included in the Company's September 10-Q and the Company's Form 10-K and the following summary is qualified in its entirety by reference to such reports and the financial statements and other financial information (including any related notes) contained therein. The Company's September 10-Q and the Company's Form 10-K may be inspected and copies may be obtained in the manner set forth below.

                              LOCTITE CORPORATION

                      SELECTED CONSOLIDATED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              NINE MONTHS
                                                                 ENDED                       YEAR ENDED
                                                             SEPTEMBER 30,                  DECEMBER 31,
                                                      ----------------------------  ----------------------------
                                                          1996           1995           1995           1994
                                                      -------------  -------------  -------------  -------------
INCOME STATEMENT DATA:
  Sales and Operating Revenues......................  $  602,336     $  593,708     $  785,148     $  703,593
  Net Income........................................      67,981         68,132         83,913         82,400
  Earnings Per Share................................           2.10           1.93           2.40           2.33

BALANCE SHEET DATA:
  Total Assets......................................     708,843        718,281        715,628        669,076
  Total Liabilities.................................     359,304        272,073        318,830        245,716
  Stockholders' Equity..............................     349,539        446,208        396,798        423,360

    The book value per Share as of September 30, 1996 was $10.91 and as of December 31, 1995 was $11.81.

                        CAUTIONARY STATEMENT CONCERNING
                          FORWARD-LOOKING INFORMATION:

    CERTAIN MATTERS DISCUSSED HEREIN ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. Forward-looking statements include the information set forth below concerning the projections provided to Parent and Purchaser by the Company. To that extent, Purchaser claims the protection of the disclosure liability safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995. The Company does not as a matter of course make public projections as to future performance or earnings. Such information has been included in this Supplement for the limited purpose of giving Loctite stockholders access to financial projections on the Company that were made available to Parent and Purchaser. Such information was prepared by Loctite management for internal use and was not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Readers are cautioned that the following factors may cause the Company's actual financial performance to differ materially from the projected or planned financial performance expressed in such forward-looking statements: the projections were based on a number of assumptions, many of which are beyond the control of the Company, Purchaser or Parent; a deterioration in general economic conditions may result in reduced demand for the Company's products and services; there may be unexpected increases in operating expenses or in competition, which may result in reduced revenue or increased expenses. The inclusion of the projections herein is not, and should not be regarded as, an indication that any of the Company, Purchaser, Parent or any other person who received such information considers it an accurate prediction of future events. None of the Company, Purchaser or Parent intends to update, revise or correct such projections if they prove to be inaccurate (even in the short term).

    In connection with the negotiation of the Merger Agreement, the Company's management and financial advisors held discussions with representatives of Parent and Purchaser with respect to the business, operations and prospects of the Company and the Company furnished Parent and Purchaser with certain non-public information about the Company. Such information included a copy of the Company's 1997 business plan (the "LOCTITE BUSINESS PLAN"). The Loctite Business Plan contains (among other things) non-public financial projections of the Company on a consolidated basis and for the North America, Europe, Pacific and Latin America regions for the years 1996 and 1997 both on an aggregate basis and broken down by division (I.E., industrial/electronics, auto aftermarket and consumer). The following information (the "PROJECTIONS") is excerpted from the consolidated projections included in the Loctite Business Plan:

                              LOCTITE CORPORATION

                       PLAN 1997 VS OCTOBER FORECAST 1996

                              AS OF OCTOBER, 1996

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  CONSOLIDATED

                                                                                          FORECAST
TOTAL                                                                       PLAN 1997       1996        $% GROWTH
--------------------------------------------------------------------------  ----------  ------------  -------------
Sales.....................................................................  $  918,713   $  810,526          13.3%
Gross Margin..............................................................     566,868      500,789          13.2%
Operating Expenses........................................................     411,753      371,712          10.8%
                                                                            ----------  ------------          ---
Operating Profit..........................................................     155,116      129,076          20.2%
                                                                            ----------  ------------          ---
                                                                            ----------  ------------          ---

BY REGION:

                                 NORTH AMERICA

                                                                                          FORECAST
TOTAL                                                                       PLAN 1997       1996        $% GROWTH
--------------------------------------------------------------------------  ----------  ------------  -------------
Sales.....................................................................  $  324,674   $  299,029           8.6%
Gross Margin..............................................................     180,400      161,553          11.7%
Operating Expenses........................................................     114,549      105,774           8.3%
                                                                            ----------  ------------          ---
Operating Profit..........................................................      65,851       55,778          18.1%
                                                                            ----------  ------------          ---
                                                                            ----------  ------------          ---

                                     EUROPE

                                                                                          FORECAST
TOTAL                                                                       PLAN 1997       1996        $% GROWTH
--------------------------------------------------------------------------  ----------  ------------  -------------
Sales.....................................................................  $  371,559   $  324,877          14.4%
Gross Margin..............................................................     251,335      225,932          11.2%
Operating Expenses........................................................     144,582      131,664           9.8%
                                                                            ----------  ------------          ---
Operating Profit..........................................................     106,753       94,268          13.2%
                                                                            ----------  ------------          ---
                                                                            ----------  ------------          ---

                                    PACIFIC

                                                                                          FORECAST
TOTAL                                                                       PLAN 1997       1996        $% GROWTH
--------------------------------------------------------------------------  ----------  ------------  -------------
Sales.....................................................................  $  109,467   $   91,555          19.6%
Gross Margin..............................................................      68,093       56,379          20.8%
Operating Expenses........................................................      54,181       46,269          17.1%
                                                                            ----------  ------------          ---
Operating Profit..........................................................      13,912       10,111          37.6%
                                                                            ----------  ------------          ---
                                                                            ----------  ------------          ---

                                 LATIN AMERICA

                                                                                          FORECAST
TOTAL                                                                       PLAN 1997       1996        $% GROWTH
--------------------------------------------------------------------------  ----------  ------------  -------------
Sales.....................................................................  $  113,013   $   95,065          18.9%
Gross Margin..............................................................      67,041       56,925          17.8%
Operating Expenses........................................................      41,248       37,625           9.6%
                                                                            ----------  ------------          ---
Operating Profit..........................................................      25,793       19,300          33.6%
                                                                            ----------  ------------          ---
                                                                            ----------  ------------          ---

BY DIVISION:

                         INDUSTRIAL/ELECTRONICS CHANNEL

                                                                                          FORECAST
TOTAL                                                                       PLAN 1997       1996        $% GROWTH
--------------------------------------------------------------------------  ----------  ------------  -------------
Sales.....................................................................  $  519,783   $  456,234          13.9%
Gross Margin..............................................................     345,505      305,562          13.1%
Operating Expenses........................................................     243,836      211,515          15.3%
                                                                            ----------  ------------          ---
Operating Profit..........................................................     101,669       94,046           8.1%
                                                                            ----------  ------------          ---
                                                                            ----------  ------------          ---

                            AUTO AFTERMARKET CHANNEL

                                                                                          FORECAST
TOTAL                                                                       PLAN 1997       1996        $% GROWTH
--------------------------------------------------------------------------  ----------  ------------  -------------
Sales.....................................................................  $  172,321   $  155,043          11.1%
Gross Margin..............................................................      85,628       75,948          12.7%
Operating Expenses........................................................      72,332       69,570           4.0%
                                                                            ----------  ------------        -----
Operating Profit..........................................................      13,295        6,378         108.5%
                                                                            ----------  ------------        -----
                                                                            ----------  ------------        -----

                                CONSUMER CHANNEL

                                                                                          FORECAST
TOTAL                                                                       PLAN 1997       1996        $% GROWTH
--------------------------------------------------------------------------  ----------  ------------  -------------
Sales.....................................................................  $  226,609   $  199,249          13.7%
Gross Margin..............................................................     135,736      119,280          13.8%
Operating Expenses........................................................      95,584       90,627           5.5%
                                                                            ----------  ------------          ---
Operating Profit..........................................................      40,151       28,652          40.1%
                                                                            ----------  ------------          ---
                                                                            ----------  ------------          ---

    The Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options and other matters, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at prescribed rates at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60601 and 7 World Trade Center, 13th Floor, New York, NY 10048. Copies of such material may also be obtained by mail at prescribed rates, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material should also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and the PSE (by appointment), 115 Sansome Street, 2nd Floor, San Francisco, California 94104, Telephone Number, 415-393-4067.

SOURCE AND AMOUNT OF FUNDS

    The information contained in the Section entitled "THE TENDER OFFER--Source and Amount of Funds" of the Offer to Purchase is hereby amended and supplemented as follows:

    The Offer is not conditioned upon obtaining any arrangements for the financing of the Offer. Purchaser estimates that the total amount of funds required to purchase pursuant to the Offer the number of Shares that are outstanding on a fully diluted basis (excluding Shares held by Purchaser) and pay fees and expenses related to the Offer will be approximately $1.3 billion. All funds needed for the Offer will be obtained from Parent. Parent will provide such funds from the sources described in the Offer to Purchase.

AMENDMENTS TO CERTAIN CONDITIONS OF THE OFFER

    The conditions to the Offer as set forth in the section entitled "THE TENDER OFFER--Certain Conditions to the Offer" of the Offer to Purchase are hereby amended and restated in their entirety as follows:

    Notwithstanding any other term or provision of the Offer, Purchaser will not be required to accept for payment, purchase or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for any tendered Shares and may terminate the Offer as to any Shares not then paid for, if (1) there are not validly tendered (and not withdrawn) prior to the Expiration Date of the Offer that number of Shares that would, when aggregated with the Shares already owned by Purchaser, represent a majority of all outstanding Shares on a fully diluted basis on the date of purchase (the "MINIMUM CONDITION"), or (2) at any time on or after the date of the Offer to Purchase, and prior to the time of acceptance for payment of or payment for any such Shares, any of the following events or conditions exist:

        (a) there shall be instituted or pending any action, proceeding, application or counterclaim by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic, foreign or supranational (each, a "GOVERNMENTAL ENTITY"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i)(A) which is reasonably likely to make illegal, delay or otherwise directly or indirectly restrain or prohibit, or which is reasonably likely to impose price or other requirements, in addition to those required by the Federal securities laws (as in effect on the date of the Offer to Purchase), in connection with, the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by Purchaser, Parent or any other affiliate of Parent, or the consummation by Purchaser or any other affiliate of Parent of the Merger or other similar business combination with the Company or (B) which is reasonably likely to result in material damages,
    (ii) which is reasonably likely to impose limitations on the ability of Purchaser, Parent or any other affiliate of Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser, Parent or any other affiliate of Parent on all matters properly presented to the Company's stockholders, (iii) which is reasonably likely to require divestiture by Purchaser, Parent or any other affiliate of Parent of any Shares, (iv) which is reasonably likely to result in any material diminution in the benefits expected to be derived by Purchaser, Parent or any other affiliate of Parent as a result of the transactions contemplated by the Offer, the Merger or other similar business combination, or (v) materially adversely affecting the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries taken as a whole;

        (b) there shall be any action taken or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) Purchaser, Parent or any other affiliate of Parent or the Company or any of its Subsidiaries or (ii) the Offer, the Merger, or other similar business combination by Purchaser or any affiliate of Parent with the Company, by any government, legislative body or court, domestic, foreign or supranational, or Governmental Entity, that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

        (c) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries taken as a whole that is reasonably likely to be materially adverse to the Company and its Subsidiaries taken as a whole;

        (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from that existing at the close of business on December 5, 1996, (iii) any change in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to have a material adverse effect upon the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, (iv) any material change in currency exchange rates that is reasonably likely to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity on, or other event that is reasonably likely to have a material adverse affect on, the extension of credit by banks or other lending institutions, which is reasonably likely to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, (vii) a commencement of a war involving the United States or

    (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

        (e) it shall have been publicly disclosed or Purchaser shall have learned that (i) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire more than 50% of any class or series of capital stock of the Company (including the Shares) or shall have been granted any option or right to acquire more than 50% of any class or series of capital stock of the Company (including the Shares) or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle with respect to a tender offer or exchange offer or a merger, share exchange, consolidation or other business combination or a sale of assets (other than in the ordinary course of business) with the Company or any of its Subsidiaries;

        (f) Purchaser, Parent or another affiliate of Parent and the Company shall have entered into an agreement that the Offer be terminated or amended;

        (g) the Company shall have breached or failed to comply in any material respect with any of its obligations under the Merger Agreement or the representations or warranties of the Company contained therein shall have been inaccurate when made or at any time thereafter in any respect that is reasonably likely to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; or

        (h) the Company Board shall have modified or amended in any manner adverse to Purchaser or shall have withdrawn its recommendation of the Offer or the Merger which, regardless of the circumstances (including any action or inaction by Purchaser or any affiliate of Purchaser) giving rise to any such condition, makes it inadvisable, in the reasonable good faith judgment of Purchaser, to proceed with the Offer and/or with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

MISCELLANEOUS

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. To the extent Purchaser becomes aware of any state law that would limit the class of offerees in the Offer, Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED HEREIN, IN THE OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1 and a Transaction Statement on Schedule 13E-3, together with exhibits, pursuant to Rules 14d-1 and 13e-3, respectively, under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from the Commission (but not the regional offices of the Commission) in the manner set forth under "--Certain Information Concerning the Company" above.

                                          HC Investments, Inc.

DECEMBER 6, 1996

                        THE DEPOSITARY FOR THE OFFER IS:

                                 CITIBANK, N.A.

            BY HAND:                           BY MAIL:                     BY OVERNIGHT COURIER:
         Citibank, N.A.                     Citibank, N.A.                     Citibank, N.A.
     Corporate Trust Window         c/o Citicorp Data Distribution,    c/o Citicorp Data Distribution,
   111 Wall Street, 5th Floor                    Inc.                               Inc.
    New York, New York 10043                 P.O. Box 7072                     404 Sette Drive
                                       Paramus, New Jersey 07653          Paramus, New Jersey 07652

              FACSIMILE FOR ELIGIBLE INSTITUTIONS: (201) 262-3240
                      TO CONFIRM FAX ONLY: (800) 422-2077

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. Additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                       [Logo of MacKenzie Partners, Inc.]

                                156 Fifth Avenue
                            New York, New York 10010
                           (800) 322-2885 (TOLL FREE)
                         (212) 929-5500 (CALL COLLECT)

                      THE DEALER MANAGER FOR THE OFFER IS:

                                ROTHSCHILD INC.

                          1251 Avenue of the Americas
                            New York, New York 10020
                         CALL TOLL FREE: (800) 753-5151
                                (EXTENSION 3611)